Public Sneaker Collection LLC
 6 Harrison Street, 5th Floor
New York, NY 10013

August 26, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Gessert

Re:	Public Sneaker Collection LLC
Offering Statement on Form 1-A
Response Dated July 26, 2022
File No. 024-11940

Dear Mr. Gessert:
Thank you for the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of July 26, 2022 regarding the Offering Statement on Form 1-A (the “Offering Statement”) of Public Sneaker Collection LLC (the “Company,” “we,” “us” or “our”). We appreciate the opportunity to respond to these comments. The Company is also concurrently filing with the Commission an amended Offering Statement Form 1-A (the “Amended Offering Statement”).
The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated your comments into this response letter (in italics). Unless otherwise indicated, page references in the text of this response letter correspond to the page numbers in the offering circular included with the Amended Offering Statement (the “offering circular”).

Offering Statement on Form 1-A filed July 15, 2022

Cover Page
1.
We note your disclosure that “it is intended for these affiliates [Otis Gallery LLC and Otis Collection LLC] to wind up under the terms of the limited liability company agreements of such affiliates, and distribute the interests of our company to the holders of record of interests of such affiliates.” Please revise to clarify whether the affiliates will wind up only the series holding the assets to be exchanged in this offering and otherwise maintain their other remaining series, or alternatively if the affiliates will wind up their limited liability companies..

The affiliates, Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”), each a Delaware series limited liability company, will only wind up the individual series holding the assets to be exchanged in this offering, while all other series will remain active, as will Gallery and Collection as operating entities. The Company has included additional disclosures to describe the actions to be taken.

2.
Please also tell us how a distribution of your interests by the affiliates is consistent with the affiliate's respective Operating Agreement, which seem to contemplate a distribution of cash upon the liquidation of a series. Further, assuming the Operating Agreement contemplates a distribution of securities rather than cash upon liquidation of a series, tell us why the distribution of securities should not be registered under the Securities Act..

Pursuant to amendments to the limited liability company agreements of Gallery and Collection, each adopted on July 13, 2022, such distributions in-kind are allowed to occur.

It is the intention of the Company that the distribution from the relevant series of Gallery and Collection to their respective holders also be qualified pursuant to the Company’s Offering Statement. To clarify, the Company has included additional language identifying Gallery and Collection as co-issuers to the Offering Statement.

3.
Please briefly describe the background for Otis Wealth, Inc. entering into this exchange between Otis Gallery LLC, Otis Collection LLC and Public Sneaker Collection LLC, and address the reasons in particular for consolidating certain sneaker assets here and in the “Description of Business” section beginning on page 68. In this regard, the stated intent of all 3 issuers appears to be identical: to offer a platform for investors to indirectly invest in alternative assets.

As noted in the offering circular on page 1 and now added to page 68, Otis Wealth, Inc. (the “Manager”), the manager of the Company, has received communications from previous investors in the series offerings of Gallery and Collection that an investment representing a diversified set of assets, rather than a single asset, would be preferable, especially at the lower values of certain assets, like certain assets identified in the Offering Statement. The Manager believes this consolidation to be in the best interests of both investors and the individual series of Gallery and Collection. To accommodate that expressed interest from investors, the Company has been established to consolidate specific series of Gallery and Collection through this offering. This consolidation does not change the underlying investment thesis of the Company as a means for investors to indirectly invest in alternative assets, which is why that language continues to be included in the Offering Statement. In particular though, the stated intent is to provide a means for investors to indirectly invested in a consolidated selection of certain alternative assets, namely sneakers.

4.
Please summarize the method by which you set the value of the total $747,533 of in-kind consideration (e.g., by “bona fide sales made within a reasonable time,” or the “fair value as determined by an accepted standard”). Additionally, in the section entitled “Underlying Assets” beginning on page 24, please disclose for each underlying asset offered the basis for the acquisition price. As example only, please explain the basis by which you are valuing Asset 1 at $63,000 compared to its 2019 purchase price of $30,000, as well as the basis by which you are valuing certain assets at an acquisition price equal to the initial purchase price (e.g., Asset 19). Please refer to the note to paragraph (a) of Rule 251 of Regulation A, which also requires that valuations of non-cash consideration must be reasonable at the time made.

The Company has added the following discussion to page 24 of the Offering Circular:

To determine the fair market value for the assets to be exchanged, our manager relied on recent publicly available sales data (available prior to June 30, 2022) for sales of comparable assets through platforms and auction houses such as StockX, Christie’s, Sotheby’s and Heritage Auction. Our manager initially reviewed sales data for shoe sizes between size 9 and 13. If no sales data for those sizes was available, our manager expanded to include sizes 8 through 14. If no sales data was available prior to June 30, 2022, our manager determined the fair market value to be that of the initial acquisition price.

In addition, the Company has identified the manner it valued each asset in each corresponding description.

5.
Tell us why you characterize this offering as “best efforts” in nature when the sales are expected to occur between parties that are under common control and, therefore, this offering does not appear to be “best efforts” in nature.

The Company has removed references to the offering being on a “best efforts” basis.

Security Ownership of Management and Certain Security Holders, page 84

6.
We note your disclosure that “the affiliates will dissolve and distribute the interests to their interest holders in the form of liquidating distributions.” To the extent that any series interest holders will beneficially own more than 10% of any class of the company's securities, please provide a table detailing such anticipated ownership upon consummation of the offering.

Following the consummation of the offering and consolidation contemplated by the Offering Statement, no person will hold more than 10% of the Company’s securities..

As requested, we have responded by amending the Offering Statement and providing the requested information with respect to each of the above comments.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the foregoing response.
Sincerely,

Public Sneaker Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
       Keith Marshall
       President, Secretary, Treasurer & Director

cc:	Andrew Stephenson, Esq.